Entrepreneur

Name: SHUAIB MITCHELL
UUID: 79731992
Background: Award Winning Film & Television Producer/Director
Location: Maryland

Social Connections

Facebook: http://www.facebook.com/brothershuaib
Twitter: http://www.twitter.com/Nubiafilmllc
LinkedIn: http://www.linkedin.com/shuaib-mitchell-72b2b67/

Pitch Story

Title of your pitch: THE GAME THAT CHANGED COLLEGE BASKETBALL
Short introduction of your pitch: A feature length documentary film that revisits the
1974 ACC Championship game and examines its impact on the game of college basketball.
Your pitch story: What if I told you that in 1974 the number #1 ranked college basketball
team in the nation would play the number #4 ranked team in the nation to overtime in
their conference tournament final and the loser would not make the NCAA Tournament? The
Game That Changed College Basketball is a feature length documentary film that revisits
the historic 1974 ACC Championship game between NC State and Maryland and examines its
ultimate impact on the NCAA Tournament and the game of college basketball.   STYLE &
APPROACH: In the style of ESPN's popular "30 for 30" series, The Game That Changed
College Basketball promises to take the viewer on an enlightening excursion, exploring
all of the events which led to the 1974 ACC Championship game, the fascinating game
itself, and its ultimate impact on the NCAA Tournament and all of college basketball. The
film will intertwine video footage from the historic game with still photos, poignant
interviews and testimonials from the great players who participated in the game such as
David Thompson, Len Elmore, John Lucas, Monte Towe, and Tom McMillen. Legendary, "Hall of
Fame" Maryland basketball coach Charles "Lefty" Driesell will provide insight and
perspective on what it was like to coach in that historic game, while Hall of Fame
announcer Bill Packer (who announced the game for Jefferson Pilot Sports) and

best-selling author/Washington Post columnist John Feinstein place the game in its proper historic context and examine the impact that it had on the rules of the NCAA Tournament and shaping the game of college basketball as we know it.   The Film is 90% completed and we have reached an agreement with CBS Sports Network to air the film once we're finished.   To view a "video teaser" of the film please visit the LINKS section of this pitch.

Which category does your pitch belong to: Entertainment

Target Market

Target market: Who in America hasn't filled out an NCAA Tournament bracket or participated in an office pool during the NCAA Tournament? When you consider the enormous popularity of the NCAA Tournament, college basketball fans, general sports fans, as well as lovers of history, the market for The Game That Changed College Basketball is virtually unlimited. Our primary target audience, however, are men ages 25-60.

Production plan

Production location: United States
Production plan: We have finished shooting (filming) 90% of the film and we have an agreement with CBS Sports Network to air the film upon completion. We have completed interviews with legendary University of Maryland basketball coach Charles "Lefty" Driesell (Basketball Hall of Fame), Maryland basketball legends Len Elmore, John Lucas, Tom McMillen, Tom Roy and Billy Hahn, Washington Post columnist and best selling author John Feinstein, and NBA legend Charlie Scott (Basketball Hall of Fame). Future interviews with former N.C State greats David Thompson, Tom Burleson, and Monte Towe, have been secured and we are seeking interviews with legendary sportscaster Billy Packer and ACC coaching legends Mike Krzyzewski and Roy Williams.   We are seeking completion funds to finish production (principal photography) and editing of the the film.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: We have secured a deal with CBS Sports Network to air The Game That Changed College Basketball upon completion, which provides us with a guaranteed revenue stream for the film via the sell of advertising time on the broadcast to businesses and corporations. In addition, we have a standing arrangement with Maverick Entertainment Group, Inc. to acquire the distribution rights to any film that we produce and make available for acquisition. Our greatest obstacle, however, are unforeseen management changes at CBS Sports Network. If this occurs, we will move forward with selling the licensing rights of the film directly to streaming companies such as Netflix, Hulu, and Amazon Prime as well as to national and local cable sports networks such as the ACC Network, NBC Sports Washington and The Mid-Atlantic Sports Network. If all else fails, we will premiere the film on our Youtube channel to create a "buzz" then sell the film directly to the public on DVD.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: Yes

Third party transactions description: Owner Shuaib Mitchell has personally invested $25,000 in equity into the company as reflected on the balance sheet.

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: The Game That Changed College Basketball is destined to change the way we view the NCAA Tournament and college basketball forever!

Spending Plan

Number of current employees including yourself: 3

Percentage of your raise will pay salaries: 10%

Spending plan: COMPLETION BUDGET Participant Fees (Paid to interviewees): $12,500 Film Equipment Rental: $3,500   Production Crew Salaries: $5,000 Hotel and Travel Expenses: $5,750 Editing: $6,250 Color Correction: $9,000 Sound

Mix: $8,500 Fundraising Costs @9%: $4,500   GRAND TOTAL $55,000

Spending plan of extra investment: After the additional fundraising costs of approximately $4,680 (9% of additional funds raised), the balance of the additional funds raised will be used to pay for the licensing rights to the 1974 ACC Championship game (approximately $47,320)

Return Details

Return type: venture

Raising target: $55,000

Raising cap: $107,000

Amount per deal: $12

Projected income: $1,000,000

When do you plan to sell or IPO your business: -

Existing share: No

When can bidders expect the return: April, 2020

These events trigger the conversion: standard triggering events; other triggering events

Additional events in detail: 1, The sell of corporate sponsorship and advertising time on the CBS Sports Broadcast Premiere 2. The sell of licensing rights of the film to another network such as the ACC Network, ESPN, or The Mid-Atlantic Sports Network

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: THE GAME THAT CHANGED COLLEGE BASKETBALL, LLC

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: Maryland

Company form date: 06-04-2019

Date by which the annual report will be posted: April 29

Location where the entrepreneur's annual report will be posted: www.nubiafilmworks.com/

Company address

Street: 6513 Queens Chapel Rd

City: University Park

State: Maryland

ZIP code: 20782

Financial status

Yearly sales at the end of last year: $0

Existing investment from the founders: $25,000

Existing investment from other investors: $41,500

Owners, Officers, Directors

Name: SHUAIB MITCHELL

Title: PRESIDENT

Grant Date: 01-01-2016

Has ownership: Yes

Ownership: 100%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.nubiafilmworks.com/our-team

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Nubia Filmworks, LLC, is the "quasi" parent company of The Game That Changed College Basketball, LLC.   Founded in 2003 by critically acclaimed independent filmmaker Shuaib Mitchell, Nubia Filmworks, LLC is an award winning motion picture and television production company with a proven track record in the film and television industry. We have formed The Game That Changed College Basketball, LLC in order to finance and produce a feature length documentary film designed for "world-wide" distribution across various platforms including cable and broadcast TV, video streaming, VOD, SVOD, and DVD. We have successfully raised over $41,000 in private equity funding and "in-kind" services to complete approximately 90% of the film. We have established The Game That Changed College Basketball, LLC in order to raise the necessary capital to complete the film and distribute it into the market place.

Has financial statements: Yes

Last Edited: 2019-06-06 06:11:25

Desired launch period: immediately

CCC code: nno*o7op

CIK code: 0001773925

Links

Nubia Filmworks Company Website: www.nubiafilmworks.com/

THE GAME THAT CHANGED COLLEGE BASKETBALL-Facebook Page :
www.facebook.com/thegamebasketball/

THE GAME THAT CHANGED COLLEGE BASKETBALL Video Teaser: youtu.be/gWwS3cy1kOw